SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
January 2004

B.V.R. SYSTEMS (1998) LTD.
(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Earnings Release

BVR Systems (1998) Ltd. Reports Third Quarter 2003 Results

        Rosh Ha’ayin, Israel – January 13, 2004 – BVR Systems (1998) Ltd., a diversified world leader in advanced military training and simulation systems, announced today third quarter 2003 net loss of $2.3 million, or $0.21 per share, compared with a net loss of $3.5 million, or $0.33 per share for the third quarter of 2002. Net loss for the first nine months of 2003 was $4.2 million or $0.39 per share, compared with a net loss of $3.5 million or $0.33 per share for the first nine months of 2002.

        Revenues for the period were $2.6 million compared with revenues of $3.4 million for the third quarter of 2002. For the first nine months of 2003, BVRS’ revenues decreased 43 percent to $12.9 million compared with the first nine months 2002 revenues of $22.8 million.

        Third quarter 2003 operating loss was $2.1 million, compared with an operating loss of $3.1 million for the same period of last year. Operating loss for the first nine months of 2003 was $3.6 million compared with an operating loss of $2.2 million for first nine months of 2002.

        Gross loss for the third quarter of 2003 decreased to $0.5 million from a loss of $0.9 million for the third quarter of the previous year. For the first nine months of 2003, the gross profit was $1.3 million compared with the gross profit of $4.1 million for the first nine months of 2002.

        The Company has a deficiency in its shareholders’ equity and a working capital deficit of $7.8 million and $8.7 million, respectively at the end of the first nine months.

        The Company’s order backlog at the end of the first nine months was approximately $18.3 million.

        The Company’s auditors have called attention to the fact that as of the financial statements’ date, there are serious doubts as to the ability of the Company to repay its liabilities and to continue to finance its operations as a going concern.

        As previously announced on November 21, 2003 CHUN Holdings Ltd., a corporation controlled by Aviv Tzidon, Aeronautics Defense Systems Ltd. and iTS Technologies Pte Ltd. published a tender offer for the purchase of 100% of the issued share capital of the Company. On December 23, 2003 Chun Holdings Ltd. gained control of the Company, purchasing 67% of the outstanding shares of the Company.

        In November 2003 Aviv Tzidon was nominated as the Chairman of the Board of Directors of the Company and Ilan Gillies as the Chief Executive Officer of the Company.

        On January 5, 2004 the Company withdrew the Form 15 previously filed by the Company with the U.S. Securities Exchange Commission and is seeking to have its shares once again quoted on the OTC Bulleting Board.

B.V.R. Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems and offers highly efficient, cost effective solutions for the simulation, training and debriefing needs of modern air, sea and ground forces. For more information visit the Company’s web site at http://www.bvrsystems.com.

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reduction in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.
*
Contact: Gilad Yavetz, Tel. 011-972-3-900-8000

FINANCIAL TABLES FOLLOW

B.V.R. Systems (1998) Ltd.
Consolidated Balance Sheets

	September 30		December 31
	2003	2002	2002
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Assets

Current assets
Cash and cash equivalents	231	2,059	860
Restricted bank deposits	1,950	4,487	4,266
Trade receivables	7,131	17,039	15,700
Work in progress	51	388	328
Other receivables and prepaid expenses	846	1,069	827
Inventories	3,682	1,656	1,817

Total current assets	13,891	26,698	23,798

Investments, loans and long-term receivables	157	627	584

Fixed assets
Cost	9,544	9,286	9,380
Less - accumulated depreciation	8,245	(7,517)	7,724

Fixed assets, net	1,299	1,769	1,656

Total assets	15,347	29,024	26,038

B.V.R. Systems (1998) Ltd.
Consolidated Balance Sheets

	September 30		December 31
	2003	2002	2002
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Liabilities and shareholders' equity
Current liabilities
Short-term bank credit	12,471	14,711	15,083
Trade payables	3,892	9,671	8,461
Excess of advances from customers over amounts
recognized as revenue	3,064	1,713	1,290
Other payables and accrued expenses	3,203	3,807	4,325

Total current liabilities	22,630	29,902	29,159

Long-term liabilities

Liability for employee severance benefits, net	534	511	509

Shareholders' deficit
Share capital	2,529	2,529	2,529
Additional paid-in capital	21,408	21,408	21,408
Accumulated deficit	(31,754)	(25,256)	(27,567)

	(7,817)	(1,319)	(3,630)

Total liabilities and shareholders' equity	15,347	29,094	26,038

B.V.R. Systems (1998) Ltd.
Consolidated Statements of Operations

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2003	2002	2003	2002	2002
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Income from sales	11,693	21,708	2,465	3,134	26,295
Income from royalties
and commissions	1,254	1,059	140	226	1,995

	12,947	22,767	2,605	3,360	28,290

Cost of sales	11,647	18,687	3,104	4,256	23,715

Gross profit (loss)	1,300	4,080	(499)	(896)	4,575

Operating expenses:

Research and development	531	1,130	243	408	1,554
Selling and marketing	1,506	1,703	367	691	2,363
General and administrative	2,912	3,473	1,012	1,071	4,577

Operating loss	(3,649)	(2,226)	(2,121)	(3,066)	(3,919)

Financial expenses, net	(474)	(878)	(118)	(168)	(855)
Other income (expenses), net	11	(102)	-	(102)	(140)

Loss before income taxes	(4,112)	(3,206)	(2,239)	(3,336)	(4,914)
Income tax expenses	(75)	(275)	(25)	(158)	(878)

Net loss for the period	(4,187)	(3,481)	(2,264)	(3,494)	(5,792)

Loss per share:

Basic and diluted loss per
share (in US$)	(0.39)	(0.33)	(0.21)	(0.33)	(0.54)

Weighted average number of
ordinary shares outstanding
(in thousands) used in basic
and diluted loss per share
calculation	10,661	10,660	10,661	10,661	10,660

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. BY: /S/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: January 14, 2004